STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

February 20, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Patricia Williams

Re:	The Alger Funds (File Nos.: 811-1355, 33-4959)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (“TAF”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 51 under the Securities Act (the “Amendment”) to TAF’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 50 under the Securities to the Registration Statement filed with the SEC on December 7, 2007 in order to add a new series—Alger Emerging Growth Fund (“Emerging Growth Fund”)—to TAF, as well as to update the prospectus (the “Prospectus”) and statement of additional information (“SAI”) for the other series of TAF (together with Emerging Growth Fund, the “Funds”).  Comments were provided by telephone to Nicole M. Runyan by Patricia Williams of the Staff on February 7, 2008.  For the convenience of the Staff, comments have been restated below in their entirety and TAF’s response follows each comment.  References in the responses to the Prospectus or SAI are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

COMBINED PROSPECTUS

Summary Chart

1.                                       Staff Comment:  It is the Staff’s position that the summary chart should not precede the disclosure required by Item 2 (Risk/Return Summary: Investments, Risks and Performance) and Item 3 (Risk/Return Summary: Fee Table) in Form N-1A.  The Staff recommends that the summary chart be placed after the Funds’ fee and expense information and before the section entitled “Additional Information About the Funds’ Investments.”

Response:  As discussed with the Staff, the summary chart has been removed from the Prospectus.

2.                                       Staff Comment:  Under the column “Principal Risks,” please revise the bullet point “Unseasoned issuer risk” for Alger Capital Appreciation Fund, Alger MidCap Growth Fund, Alger SmallCap and MidCap Growth Fund and Alger SmallCap Fund.  The small- and mid-cap issuers in which these Funds may invest may be well-established issuers.

Response:  Per the Staff’s comment, the summary chart has been removed from the Prospectus.

3.                                       Staff Comment.  Under the column “Principal Risks,” please add a bullet point for small/mid cap issuer risk for Emerging Growth Fund.

Response:  Per the Staff’s comment, the summary chart has been removed from the Prospectus.

4.                                       Staff Comment:  Under the column “Principal Risks,” please clarify the concentration and sector risk for Alger Health Sciences Fund.

Response:  Per the Staff’s comment, the summary chart has been removed from the Prospectus.

Risk/Return Summary:  Investments, Risks & Performance

5.                                       Staff Comment:  It is the Staff’s position that Fund-specific risk factors should be disclosed adjacent to the Fund-specific investment objective(s) and principal strategy.  The Staff recommends that the relevant disclosure be moved from the sub-heading “Risks” to the Fund-specific discussions under “Investments.”

Response:  The requested change has been made.  The Prospectus has been reformatted to respond to the Staff’s comment.  All Fund-specific risks are now included immediately after the disclosure of the Fund-specific investment objective(s) and principal strategy under “Investments.”  As discussed with the Staff, the generic risk disclosure that is relevant for each of the equity portfolios, still follows the Fund-specific disclosure.

Fees and Expenses

6.                                       Staff Comment:  Please revise the structure of the fees and expenses table to reflect the structure of the fee table in Item 3 of Form N-1A.

Response: The requested change has been made.  The fees and expenses table is now formatted to reflect the structure of the fee table in Item 3 of Form N-1A.

7.                                       Staff Comment:  Please review the footnote markings in the table reflecting the waiver arrangements for Alger SmallCap and MidCap Growth Fund and Emerging Growth Fund and revise the number of asterisks to reflect the appropriate footnote to the table.

Response:  The footnote marking has been revised to tie to the appropriate footnote to the table.

8.                                       Staff Comment:  Please disclose in the footnote describing the estimated expenses for Emerging Growth Fund that these expenses are based on estimates for the current fiscal year.

Response:  The requested change has been made.

Management and Organization:  Portfolio Managers

9.                                       Staff Comment:  Please clarify the roles of the Funds’ portfolio managers, including any limitations on their duties.  See Item 5(a)(2) of Form N-1A and the related instructions.

Response:  The disclosure concerning the roles and duties of the Funds’ portfolio managers has been revised to clarify their roles and, if any, limitations on their duties.  The table heading has been revised to reflect that each named portfolio manager is “primarily” responsible for the management of his or her Fund.  The Funds are not managed on a “team” or “committee” basis, and therefore TAF does not believe that Instruction 2 to Item 5(a)(2) of Form N-1A is applicable guidance.

EMERGING GROWTH FUND

Risk/Return Summary:  Investments, Risks & Performance

10.                                Staff Comment:  Please consider adding an 80% policy, given the Fund’s current investment strategy is to “invest[s] primarily in equity securities…”

Response:  As discussed with the Staff, the Fund’s name has been changed to “Alger Growth Opportunities Fund” and its investment strategy is to “primarily invest in equity securities.”  As such, the Fund does not believe it is necessary to adopt an 80% test with respect to the Fund’s investment strategy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended.

GENERAL

11.                                 Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Because TAF and its management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from TAF acknowledging that:

•                                        TAF is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                        TAF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from TAF, on behalf of the Funds, is filed with this letter.

*              *              *              *              *

We hope the Staff finds this letter and the revisions in the Amendment responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

February 20, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patricia Williams

Re:                               The Alger Funds (File Nos.: 811-1355, 33-4959)

        Registration Statement on Form N-1A

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE ALGER FUNDS

By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary